September 19, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Jonathan Groff

Re:	AudioCodes Ltd.
Form 20-F for the fiscal year ended December 31, 2011
Filed April 19, 2012
File No. 000-30070

Dear Mr. Groff:

As discussed with our U.S. counsel, Neil Gold of Fulbright & Jaworski L.L.P., AudioCodes Ltd. will respond to the comment letter, dated September 12, 2012, from the Securities and Exchange Commission by October 19, 2012.

Very truly yours,

/s/ Guy Avidan

Guy Avidan

Chief Financial Officer